Newlan & Newlan, Ltd.
attorneys at law

800 Parker Square 972-899-4070
Suite 205 (fax) 877-796-3934
Flower Mound, Texas 75028 www.newlan.com

June 6, 2016

Pamela Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Sherry Haywood

Re:	Heavenstone Corp.
Amendment No. 3 to Registration Statement on Form S-1
Commission File No. 333-201314

Dear Ms. Long:

This is in response to the Staff's letter of comment dated May 10, 2016, relating to the captioned Amendment No. 3 to Registration Statement on Form S-1 of Heavenstone Corp. (the "Company").  The Staff's comments are addressed below, seriatim:

Comment No. 1: Please be advised that, in response to this comment, the subject disclosure has been revised (p. 37).

Comment No. 2: Please be advised that, in response to this comment, the subject disclosure has been revised (pp. 3, 44, 46, 48 and 50).

Please feel free to contact the undersigned at (972) 899-4070, should you have any questions regarding any of the Company's responses.

Thank you for your attention in this matter.

Sincerely, NEWLAN & NEWLAN, LTD. By: /s/ ERIC NEWLAN Eric Newlan

cc: Heavenstone Corp.